920 MASSACHUSETTS AVENUE, NW SUITE 900 WASHINGTON, DC 20001 PHONE: 202.508.3400 FAX: 202.508.3402
www.bakerdonelson.com

Terrence O. Davis, Shareholder
Direct Dial: 202.654.4514
Direct Fax: 202.508.3402
E-Mail Address: todavis@bakerdonelson.com

February 27, 2015

VIA EDGAR
==========
Ms. Deborah Skeens
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust (File Nos. 333-159484and 811-22298)
Dear Ms. Skeens:
At your request, we are submitting this letter on behalf of our client, Starboard Investors Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned on June 3, 2014, in connection with the review conducted by the Staff of the registration statement on Form N-1A filed with the SEC by the Trust in connection with the Sirius S&P Strategic Large-Cap Allocation Fund, a series of the Trust (the "Fund"), on May 19, 2014.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments -- June 3, 2014
1.	Comment. Provide Tandy reps as part of our response letter.
Response.  Please see the Tandy representations included below.
2.	Comment. Please confirm supplementally the transfer agency agreement will be filed by amendment prior to the effective date re Class P shares. Also confirm that transfer agency fees for Class P shares will be included in the SAI.

Response. The Registrant has removed language regarding additional transfer agency fees in the expense and confirms that no additional transfer agency fees will apply to those previously disclosed for Class P shares.
3.	Comment. For the funds that invest in fixed income instruments as a principal investment strategy, please review IM Guidance Update 2014-1 and assess the adequacy to shareholders in light of any additional risks due to recent events in the fixed income market, including rising interest rates, tapering and quantitative easing, including the potential for rising volatility and redemptions.
Response.  The disclosure has been revised as requested.
4.	Comment. Please update the Edgar system for the Class P tickers.
Response.  The tickers have been updated..
5.	Comment. The AFFE line for the Rx Dynamic Growth Fund is currently zero. Please confirm supplementally that this is correct and, if correct, please remove the line item. If incorrect, please replace with the correct number.
Response.  The Registrant has revised the table to remove the AFFE line item and confirms that the "zero" number is correct.
6.	Comment. The fee tables for the Funds indicate that they have been restated to reflect current fees. Supplementally, please explain the restatement.
Response.  The fee tables have been restated to reflect a revised expense limitation agreement signed by the Funds' adviser to reduce fund expenses.
7.	Comment. The new footnote to the fee table for Class P shares is neither permitted nor required. Please remove.
Response.  The disclosure has been revised as requested.
8.	Comment. In the costs and expenses section of the prospectus, there is a reference in the SAI to transfer agency payments. Please direct us to that language or place in the document.
Response.  The disclosure has been removed regarding transfer agency payments.

9.	Comment. For certain funds, there is principal risk disclosure re derivatives. Please consider adding language re such investments in the strategy section.
Response.  The disclosure has been revised as requested to reflect that certain funds do not invest in derivatives as a principal investment strategy..
10.	Comment. Please clarify the disclosure regarding the use of derivatives, including the specific types of derivatives to be used and the risks associated with such derivatives. Please see the Barry Miller letter to the ICI.
Response.   The disclosure has been revised as requested.
11.	Comment. In the performance information tables, please update the date for year to date performance.
Response.  The disclosure has been revised as requested.
12.	Comment. For the annual performance information, please update for December 31, 2014.
Response.  The disclosure has been revised as requested.
13.	Comment. Please confirm the date of the fee waiver in the footnote re the expense limitation agreement. The agreement must be in place for at least one year from the effective date.
Response.  The disclosure has been revised to reflect the updated date of the expense limitation agreement.
14.	Comment. Please confirm expense example only include the impact of the expense limitation agreement for one year.
Response.  The Registrant confirms that the expense example only assumes the expense limitation agreement for one year.
15.	Comment. For the Dividend Income Fund, please specify that the Fund has a policy of investing 80% of its net assets in dividend paying securities. If not, please confirm how the Fund complies with Rule 35d-1.
Response.  The disclosure has been revised as requested.
16.	Comment. For the Premier Managers Fund, please clarify what is meant by the term "investment model managers".
Response.  The disclosure has been revised as requested.

17.	Comment. Please confirm that the Important Additional Information section includes minimum initial investments for all share classes. Also, please note shares are redeemable on any business day.
Response.  The disclosure has been revised as requested.
18.	Comment. Please confirm the search term for the Funds' website to locate the Funds' portfolio holdings currently indicated in the Disclosure of Portfolio Holdings section is valid.
Response.  The disclosure has been revised to reflect the correct search term.
19.	Comment. In the Additional Information on Expenses section, please change references of "Fund" to "Funds".
Response.  The disclosure has been revised as requested.
20.	Comment. On page 6 of the SAI, please disclose the fundamental restrictions regarding Rule 35d-1.
Response.  The Registrant respectfully notes that the requested disclosure is in the SAI.

*            *            *
Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
3.	The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 202.654.4614.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis